Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our unaudited interim condensed financial statements and related notes as of and for the six months ended June 30, 2026, included as Exhibit 99.1 to this Report on Form 6-K, or this Report. This discussion and other parts of the interim report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including but not limited to those set forth under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, or the 2025 Annual Report, on file with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this Report may be deemed to be “forward-looking statements.” Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “predict,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our product candidates, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, and other regulatory approvals;

●	our ability to drive revenue growth, enhance research and development capabilities, and improve financial performance is subject to uncertainties;

●	that our financial position raises substantial doubt about our ability to continue as a going concern;

●	our ability to maintain listing and effectively comply with the listing requirements of the Nasdaq;

●	changes in technology and market requirements;

●	potential delays or obstacles in launching or completing clinical trials, including our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all;

●	competitive companies, technologies and our industry;

●	the development and commercialization, if any, of any other product candidates that we may seek to develop;

●	products that may not be approved by regulatory agencies;

●	technologies that may not be validated or accepted by the scientific community;

●	the inability to retain or attract key employees;

●	unforeseen scientific difficulties with products in development;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	higher-than-expected product costs;

●	results in the laboratory that do not translate to clinical success;

●	insufficient patent protection; possible adverse safety outcomes;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;

●	delays in developing or introducing new technologies, products, or applications;

●	competitive pressures that could reduce market share or pricing;

●	the overall global political and economic environment in the countries in which we operate;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in the 2025 Annual Report, as well as in the 2025 Annual Report generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this Report in greater detail under Item 3.D. “Risk Factors” in the 2025 Annual Report and elsewhere in the 2025 Annual Report. You should not rely upon forward-looking statements as predictions of future events. Readers are urged to carefully review and consider the various disclosures made throughout this Report which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this Report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INTRODUCTION

We are a clinical-stage pharmaceutical company focused on developing and manufacturing “off-the-shelf”, allogeneic, proprietary cell products based on our technology platform for the expansion and differentiation of hESCs into functional cells.

In this Report, “we,” “us,” “our,” the “Company” and “NewcelX” refer to NewcelX Ltd., a Swiss corporation, and its wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation.

On October 30, 2025, NewcelX (then known as NLS Pharmaceutics Ltd.), a Swiss corporation, consummated the previously announced transactions pursuant to that certain Agreement and Plan of Merger, dated as of November 4, 2024 (as amended, the “Merger Agreement”), by and among NewcelX, NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of NewcelX (“Merger Sub”), and Kadimastem Ltd., an Israeli company (“Kadimastem”). The transactions contemplated by the Merger Agreement are hereinafter referred to as the “Merger.” In connection with the consummation of the Merger (the “Closing”), NewcelX changed its name from “NLS Pharmaceutics Ltd.” to “NewcelX Ltd.”

Pursuant to the Merger Agreement, among other things, (i) Kadimastem merged with and into Merger Sub, with Merger Sub as the surviving company, and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, no par value (“Kadimastem Ordinary Share”), was exchanged for and automatically converted into the right to receive from NewcelX that certain number of fully paid and nonassessable common shares, 0.05 Swiss Franc (CHF) par value per share, of NewcelX (“common share”) as calculated in accordance with the terms of the Merger Agreement. Pursuant to the Merger Agreement, the holders of Kadimastem ordinary shares outstanding immediately prior to the Merger received 0.706 NewCelX common shares in exchange for each Kadimastem ordinary share in the Merger. The exchange ratio also reflects the 1-for-10 reverse share split effected by NewCelX in connection with the Merger. In connection with the consummation of the Merger, NewcelX changed its name from “NLS Pharmaceutics Ltd.” to “NewcelX Ltd.” Kadimastem was established as an Israeli company on October 6, 2008. Kadimastem began trading on the TASE in June 2013 and on October 30, 2025 Kadimastem voluntarily delisted from the Tel Aviv Stock Exchange in connection with the Merger.

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2025.

Unless otherwise expressly stated or the context otherwise requires, references in this Report to “dollars,” “USD” or “$” mean U.S. dollars, references to “NIS” mean to New Israeli Shekels, and references to “CHF” mean the Swiss Franc. Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 2.978 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2026 and all conversions from CHF to U.S. dollars and from U.S. dollars to CHF were made at the rate CHF 1.00 to $1.236, based on the exchange rate provided by the Swiss Federal Tax Administration on June 30, 2026.

In connection with the Merger, on October 30, 2025, we effected a 1-for-10 reverse share split of our common shares, preferred shares and preferred participation certificates, and after giving effect to such reverse share split, changed the par value of our common shares to CHF 0.05 per share. All historical quantities of common shares and per share data herein are presented on a post-split basis to give effect to the aforementioned reverse share split.

Overview

NewcelX is an innovative clinical stage biopharmaceutical company, with a unique platform for cell therapy that enables the production of off-the-shelf cell-based products for the treatment of unmet medical needs. NewcelX is focused on developing transformative stem-cell-derived therapies for Type 1 Diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the Company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for Type 1 Diabetes integrating cell therapy, immune protection, and translational science to address critical unmet medical needs.

NewcelX operates in the field of development of cell therapy and regenerative medicine. Regenerative medicine is an innovative medical research field that focuses on regeneration of tissue or organs harmed due to disease, injury or due to birth defects in patients, using one of the following two ways: (1) creating new cells, organ parts or tissues under laboratory conditions, or using donor cells, organs or parts of organs transplanted into the patient’s body in order to replace the cells or tissues damaged by disease; (2) finding and developing drugs that will help induce a process of spontaneous regeneration of the damaged tissue/organ by encouraging the adult stem cells that are regularly present in the tissue, divide, differentiate and take their place in the affected area.

NewcelX is developing revolutionary regenerative therapies based on stem cells-derived therapeutic cells, in addition to the traditional curative therapies. The stem cells-derived therapeutics technology has been developed as a platform enabling the manufacturing of islet-like endocrine cells and glia restricted progenitors thus having potential applications for diabetes, and for neurodegenerative diseases such as ALS. The therapies are scalable and industrialized, to be commercialized as a stable “off the shelf” product and reduce the cost of treatments. For this, NewcelX uses pluripotent cells (e.g. embryonic stem cells - hESCs) that have a unique ability to multiply infinitely without losing their “naivety” and to be able to become any cell type. The cell therapy products are manufactured under Good Manufacturing Practices, or GMP, guidelines (similar to traditional therapeutics) in order to reach optimal clinical results. NewcelX developed a novel process to differentiate the cells in the lab to their mature phenotype, before their implantation into the patient, thus enabling the cells to confer their function immediately post treatment. Thus, NewcelX believes that its process will markedly enhance the efficiency of the treatment.

NewcelX’s vision is to:

●	Develop and commercialize its stem cell-based therapies to treat or cure Type 1 Diabetes (T1D). (Stem cell derived islets);

●	Replace, restore and repair the functionality of diseased and malfunctioning cells in various degenerative diseases by transplantation of healthy and functional cells;

●	Commercialize its proprietary cell lines optimized for the treatment of ALS, and other neurodegenerative diseases; and

●	Utilize the DOXA small molecules platform for clinical development of drug candidates, primarily for narcolepsy, neuroinflammation and DANS (Diabetes-Associated Neurological Disorders).

NewCelX is primarily focused on the development of NCEL-101, its lead cell therapy program for the treatment of Type 1 diabetes, while also maintaining a broader portfolio of cell therapy assets and development programs.

NCEL-101 – Type 1 Diabetes

NCEL-101 is NewCelX’s lead development program and primary strategic focus. NCEL-101 is comprised of enriched pancreatic islet cells, including functional insulin- and glucagon-producing and releasing cells, intended for the treatment of patients with Type 1 diabetes and potentially insulin-dependent Type 2 diabetes.

The Company is currently advancing NCEL-101 through IND-enabling development toward planned clinical development. Other diabetes programs are also in the Company’s pipeline, including programs being pursued in collaboration with academic and commercial partners.

The Company recently appointed Dr. Julien Boisdron, Chief Medical Officer of Roche Switzerland, to its Scientific Advisory Board. Dr. Boisdron brings more than two decades of global leadership in diabetes care and is expected to support the strategic advancement of the Company’s NCEL-101 Type 1 Diabetes program.

AstroRx®

AstroRx® is NewCelX’s clinical-stage platform validation asset for the treatment of ALS. AstroRx® is an off-the-shelf cryopreserved cell therapy comprised of fully differentiated astrocytes, the primary supportive cells of the central nervous system. The program has undergone clinical development in ALS and has also been evaluated preclinically in other neurodegenerative indications.

On July 1, 2026, we successfully completed a Type B Pre-IND meeting with the FDA regarding our clinical development plan for NCEL-101 in combination with Eledon Pharmaceuticals’ tegoprubart for the treatment of Type 1 Diabetes. The FDA provided positive feedback and consensus on the regulatory pathway, preclinical data, and proposed Phase 1/2a clinical trial design, providing a clear roadmap toward the submission of an Investigational New Drug (IND) application.

For more information regarding our business and operations, see “Item 4B. Business Overview” in the 2025 Annual Report.

Recent Developments

Merger with Kadimastem

On October 30, 2025, NewcelX (then known as NLS Pharmaceutics Ltd.), a Swiss corporation, consummated the previously announced transactions pursuant to that certain Merger Agreement by and among NewcelX, Merger Sub and Kadimastem. In connection with the Closing of the Merger, NewcelX changed its name from “NLS Pharmaceutics Ltd.” to “NewcelX Ltd.”

Pursuant to the Merger Agreement, the holders of Kadimastem ordinary shares outstanding immediately prior to the Merger received 0.706 NewCelX common shares in exchange for each Kadimastem ordinary share in the Merger.

Pursuant to the Merger Agreement, among other things, (i) Kadimastem merged with and into Merger Sub, with Merger Sub as the surviving company, and (ii) at the Effective Time of the Merger, each issued and outstanding Kadimastem Ordinary Share was exchanged for and automatically converted into the right to receive from NewcelX that certain number of fully paid and nonassessable common shares, as calculated in accordance with the terms of the Merger Agreement. In connection with the consummation of the Merger, NewcelX changed its name from “NLS Pharmaceutics Ltd.” to “NewcelX Ltd.” Kadimastem was established as an Israeli company on October 6, 2008. Kadimastem began trading on the TASE in June 2013 and on October 30, 2025, Kadimastem voluntarily delisted from the Tel Aviv Stock Exchange in connection with the Merger.

Committed Equity Facility

On March 31, 2025, we entered into a common shares purchase agreement with Alpha Capital Anstalt, or Alpha and the Facility SPA, relating to a committed equity facility. Pursuant to the Facility SPA, we have the right from time to time at our option to sell to Alpha up to $25.0 million of our common shares, subject to certain conditions and limitations set forth in the Facility SPA.

Upon the initial satisfaction of the conditions to Alpha’s obligation to purchase common shares set forth in the Facility SPA, or the Commencement, including that a registration statement registering the resale by Alpha of the common shares under the Securities Act that may be sold to it by us under the Facility SPA, or the Initial Resale Registration Statement, is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, we will have the right, but not the obligation, from time to time at our sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct Alpha to purchase up to a specified maximum amount of common shares as set forth in the Facility SPA by delivering written notice to Alpha prior to the commencement of trading on any trading day. The purchase price of the common shares that we elect to sell to Alpha pursuant to the Facility SPA will be 95% of the volume weighted average price of the common share during the applicable purchase date on which we have timely delivered written notice to Alpha directing it to purchase common share under the Facility SPA.

In connection with the execution of the Facility SPA, we issued a pre-funded warrant to purchase $250,000 common share to Alpha as consideration for its irrevocable commitment to purchase the common shares upon the terms and subject to the satisfaction of the conditions set forth in the Facility SPA.

April 2026 Private Placement

On April 1, 2026, we entered into definitive securities purchase agreements for a private placement financing in the amount of $1.35 million with certain accredited investors, or the April 2026 PIPE, pursuant to which we issued and sold 272,726 common shares and 218,181 pre-funded warrants at a purchase price of $2.75 per share and per pre-funded warrant. Each common share and pre-funded warrant was issued with a common warrant to purchase up to an aggregate of 687,270 common shares at an exercise price of $3.025 per share. The common warrants shall have a term of five years. The pre-funded warrants have an exercise price of $0.06 per share and will not expire until exercised in full. Aggregate gross proceeds from the April 2026 PIPE were $1.35 million. Cash exercise of the warrants in full would result in an additional approximately $2.1 million in gross proceeds to the Company. The April 2026 PIPE closed on April 27, 2026.

In connection with the April 2026 PIPE, down-round protection provisions contained in certain legacy NLS preferred shares, preferred participation certificates (PPCs) and warrants were triggered, reducing the applicable conversion and exercise prices to $2.75 per share. These adjustments increased the number of shares issuable upon conversion of the preferred shares and PPCs from 61,855 to 371,130 shares and increased the number of shares underlying certain warrants by 655,373 shares, while other affected warrants experienced only a reduction in exercise price. See Note 6 to the Company’s unaudited condensed consolidated interim financial statements.

July 2026 Private Placement

On July 31, 2026, we entered into definitive securities purchase agreements for a private placement financing in the amount of $1.4 million with certain accredited investors, or the July 2026 PIPE, pursuant to which we issued and sold 347,134 common shares at a purchase price of $4.033 per share. Each common share was issued with a common warrant to purchase up to an aggregate of 347,134 common shares at an exercise price of $4.437 per share. The common warrants shall have a term of five years.

Aggregate gross proceeds from the July 2026 PIPE were $1.4 million. Cash exercise of the warrants in full would result in an additional approximately $1.5 million in gross proceeds to the Company.

The July 2026 PIPE closed on August 10, 2026.

Components of Operating Results

Operating Expenses

Our current operating expenses mainly consist of two components: research and development expenses and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses are expensed as incurred and consist primarily of costs of third-party clinical consultants who conduct clinical and pre-clinical trials on our behalf and expenses related to lab supplies, materials and facility costs.

Clinical trial costs are a major component of research and development expenses. We accrue and expense clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. We determine the actual costs through monitoring patient enrollment and discussions with internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Our research and development expenses have materially increased and will continue to increase as we advance the clinical development of our lead product candidate, NCEL-101 for the treatment of type 1 diabetes. In addition, we expect to incur ongoing research and development expenses related to our other proprietary platforms and pipeline assets, as well as potential new research initiatives, which may include recruiting additional research and development personnel.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other general and administrative expenses. Personnel costs consist of salaries, cash bonuses and benefits. Outside professional services consist of legal fees (including intellectual property and corporate matters), accounting and audit services, IT and other consulting fees.

Finance Expense and Income

Financial expenses primarily consist of exchange rate differences and interest expenses related to a bank loan.

Taxation

As of June 30, 2026, the Company had significant tax loss carryforwards resulting from its research and development activities and historical operations.

In Switzerland, we are subject to corporate Swiss federal, cantonal and communal taxation in the Canton of Zurich, Switzerland. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of June 30, 2026, we had tax loss carryforwards totaling $65.2 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards. The statutory corporate income tax rate (cantonal and communal) where we are domiciled is currently 10.6%, in addition to statutory federal corporate tax of 8.5%. Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.1% (cantonal and communal tax only, as there is no federal tax on capital). Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. An amount of 8.1% of the value of the goods or services is added to all sales invoices and is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Our Israeli subsidiary is subject to the corporate and taxation laws of the State of Israel. As of June 30, 2026, our net operating loss carryforwards for Israeli tax purposes registered on behalf of our Israeli subsidiary amounted to approximately $81 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset within our Israeli subsidiary only, against future taxable income, with no expiration date. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

Factors Affecting Our Performance and Related Trends

We believe that the key factors affecting our performance and financial performance include:

NewcelX’s ability to generate revenue from a product candidate

NewcelX’s ability to become profitable depends upon NewcelX’s ability to generate revenue. To date, NewcelX has not generated any revenue from NewcelX’s development stage product candidates, AstroRx® and/or NCEL-101. In order to generate significant revenue, it will need to obtain additional regulatory approvals in jurisdictions within which it already has certain regulatory approvals, and also in jurisdictions in which it currently has no regulatory approvals to market NewcelX’s products.

NewcelX’s ability to obtain regulatory approval for its drug substances and product candidates, which is necessary before they can be commercialized.

NewcelX’s ability to procure regulatory approvals for its product candidates is critical to its success. NewcelX has invested almost all of its efforts and financial resources in research and development of NewcelX’s drug substances, as defined by the Harmonised Tripartite Guideline for Good Clinical Practice (ICH-GCP E6), and product candidates and general and administrative costs. NewcelX’s portfolio comprises a clinical program, AstroRx®, human astrocytes derived from pluripotent stem cells for the treatment of neurodegenerative diseases such as ALS, as well as a preclinical proof of concept program, NCEL-101, human pancreatic islet like clusters for the treatment of insulin dependent diabetes.

NewcelX’s ability to maintain sufficient cash to fund its projected operating requirements.

NewcelX’s ability to maintain sufficient current cash on hand to fund its projected operating requirements is critical to its success. Until NewcelX can generate significant revenues, if ever, it expects to satisfy its future cash needs through debt or equity financing. NewcelX cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, NewcelX may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to its products.

Results of Operations

The numbers below have been derived from our unaudited interim condensed financial statements included elsewhere in this Report. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the Six Months Ended June 30, 2026 and 2025

The table below provides NewcelX’s results of operations for the periods indicated (according to US GAAP).

	June 30,
	2026	2025
	$ (USD) Thousands
Revenues	—	—
Cost of revenues	—	—
Gross profit	—	—
Research and development expenses, net	(1,168)	(576)
Marketing expenses	—	—
General and administrative expenses	(1,663)	(685)
Other Expenses (expenses for merger with NLS)	—	(101)
Operating loss	(2,831)	(1,362)
Financing expenses related to the convertible instruments	—	(9,923)
Other financial income (expenses), net	(69)	30
Net Financing expenses	(69)	(9,893)
Loss before taxes on income	(2,900)	(11,255)
Tax benefit	—	—
Total loss	(2,900)	(11,255)

Revenues

NewcelX had no revenues from operations in each of the six-month periods ended June 30, 2026 and June 30, 2025.

Cost of Revenues

NewcelX had no costs of revenues from operations in each of the six-month periods ended June 30, 2026 and June 30, 2025.

Research and Development Expenses, net

Research and development expenses were $1,168 thousand for the six-months ended June 30, 2026, representing an increase of $592 thousand compared to $576 thousand for the six-months ended June 30, 2025. The increase was primarily attributable to the expansion of the Company’s research and development activities following the merger with NLS, as well as the advancement of NCEL-101, the Company’s lead development program and primary R&D focus, for the treatment of Type 1 diabetes (T1D).

Marketing Expenses

NewcelX had no sales and marketing expenses in each of the six-month periods ended June 30, 2026 and June 30, 2025.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2026 were $1,663 thousand, representing an increase of $978 thousand compared to $685 thousand for the six months ended June 30, 2025. The increase was primarily attributable to the inclusion of NLS’s general and administrative expenses following the completion of the merger, including increased costs associated with operating as a Nasdaq-listed public company, primarily legal, accounting and other professional fees, as well as increased business development expenses.

Other Expenses (Expenses for merger with NLS)

We incurred no merger-related expenses for the six months ended June 30, 2026, compared to $101 thousand for the six months ended June 30, 2025. This decrease was due to the completion of the merger with NLS on October 30, 2025.

Operating Loss

Operating loss for the six months ended June 30, 2026, was $2,831 thousand, representing an increase of $1,469 thousand compared to $1,362 thousand for the six months ended June 30, 2025. The increase in operating loss was primarily driven by the inclusion of NLS operations following the Merger, which included public company compliance costs for the first time (mainly legal and accounting-related expenses), continued clinical development of our lead NCEL-101 program for T1D , as well as increased of business development expenses.

net financing expenses

Finance expenses, net, were $69 thousand for the six months ended June 30, 2026, representing a decrease of $9,824 thousand compared to $9,893 thousand for the six months ended June 30, 2025. The decrease was primarily attributable to non-cash finance expenses recognized in the corresponding period in 2025 in connection with the fair value remeasurement of conversion features associated with convertible loans that were outstanding prior to the Merger. These convertible loans were subsequently fully converted in connection with the Merger and are no longer outstanding. Finance expenses for the six months ended June 30, 2026 primarily consisted of foreign exchange differences and interest expense related to outstanding borrowings.

Total Loss

The net loss for the six months ended June 30, 2026 was $2,900 thousand, representing a decrease of $8,355 thousand compared to a net loss of $11,255 thousand for the six months ended June 30, 2025. The decrease in net loss was primarily attributable to non-cash finance expenses recognized in the corresponding period in 2025 related to the fair value remeasurement of conversion features associated with convertible loans that were outstanding prior to the Merger. These convertible loans were fully converted as part of the Merger and are no longer outstanding. The decrease was partially offset by higher operating expenses following the Merger, primarily reflecting the expansion of the Company’s operations, increased development activities related to NCEL-101, and the additional costs associated with operating as a Nasdaq-listed public company.

Liquidity and Capital Resources

Overview

Cash and cash equivalents as of June 30, 2026 were $710 thousand, representing a decrease of $1,491 thousand compared to $2,201 thousand as of June 30, 2025. The decrease was primarily attributable to cash used in operating activities, including expenditures related to the advancement of NCEL-101, the Company’s lead development program for the treatment of Type 1 diabetes. Subsequent to June 30, 2026, the Company raised approximately $1.4 million in gross proceeds through a private placement. For additional information, see “July 2026 Private Placement ” above.

The table below summarizes our cash flows for the six-month periods ended June 30, 2026 and 2025:

	June 30,
	2026	2025
	$ (USD) Thousands
Net cash used in operating activities	$(2,872)	$(602)
Net cash provided (used in) investing activities	-	-
Net cash provided by financing activities	$1,366	$278
Net increase (decrease) in cash and cash equivalents	$(1,506)	$(324)

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2026, was $2,872 thousand, representing an increase of $2,270 thousand compared to $602 thousand for the six months ended June 30, 2025.

The increase in cash used in operating activities was primarily driven by higher operating cash burn following the first-time consolidation of NLS operations, public company compliance costs, and continued clinical development of our lead NCEL-101 program for T1D, as well as working capital changes.

Investing Activities

Net cash provided by (used in) investing activities was $0 for both the six months ended June 30, 2026 and June 30, 2025.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2026, amounted to $1,366 thousand, representing an increase of $1,088 thousand compared to $278 thousand for the six months ended June 30, 2025. This increase was primarily driven by proceeds from the issuance of share capital and warrants (net of issuance costs) received during the current period.

Current Outlook

NewcelX is a research and development entity that, since its inception, has financed its operations primarily through the sale of equity securities, debt financing, convertible loans and royalty-bearing grants. NewcelX’s primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. We have incurred losses and generated negative cash flows from operations since inception and to date, we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

We have incurred significant operating losses since inception and have not yet generated revenue from our core operations. During the six months ended June 30, 2026, we incurred a net loss of $2.9 million and used approximately $2.9 million of cash in operating activities. As of June 30, 2026, we had an accumulated deficit of $90.5 million. Historically, we have devoted substantially all of our financial resources to research and development activities, including clinical studies in the field of regenerative medicine, as well as general and administrative functions necessary to support our operations.

As of June 30, 2026, our total shareholders’ equity was approximately $6.0 million, which included cash and cash equivalents of $0.7 million . We also had access to an existing equity line of credit facility with a maximum commitment amount of up to $25.0 million, subject to the terms and conditions of the facility. In addition, subsequent to the balance sheet date, in July 2026, we entered into securities purchase agreements providing for gross proceeds of approximately $1.4 million in a private placement financing.

We expect to continue to incur operating losses and generate negative cash flows from operations for the foreseeable future as we advance our clinical development programs and pursue commercialization opportunities. Accordingly, we will require additional capital to fund our operations and execute our business strategy. We are evaluating a range of strategic and financing alternatives, including additional equity or debt financings, strategic collaborations and partnerships, and potential licensing, divestiture or other monetization transactions involving certain assets.

Based on our current operating plan, management believes that our existing cash resources, together with available financing sources, may not be sufficient to fund our operations and capital requirements for at least the next twelve months. Our ability to continue operating as planned will depend on our ability to obtain additional funding on acceptable terms and on a timely basis. There can be no assurance that such financing or strategic transactions will be available when needed, in sufficient amounts, or on terms favorable to us. As a result, substantial doubt exists regarding our ability to continue as a going concern.

Our future capital requirements will be affected by many factors, including our revenue growth, the timing and extent of investments to support such growth, the development and regulatory approval of our products, and many other factors as described under “Item 3.D—Risk Factors” in the 2025 Annual Report.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Interest Rate Risk

NewcelX does not anticipate undertaking any significant long-term borrowings. At present, NewcelX’s investments consist primarily of cash and cash equivalents and financial assets at fair value.

NewcelX may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of NewcelX’s investment activities is to preserve principal while maximizing the income that it receives from its investments without significantly increasing risk and loss. NewcelX’s investments are exposed to market risk due to fluctuation in interest rates, which may affect its interest income and the fair market value of its investments, if any. NewcelX manages this exposure by performing ongoing evaluations of its investments. Due to the short-term maturities, if any, of its investments to date, their carrying value has always approximated their fair value. If NewcelX decides to invest in investments other than cash and cash equivalents, it will be its policy to hold such investments to maturity in order to limit its exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

We are exposed to market risk associated with foreign currency exchange rate fluctuations. The functional currency of our Swiss parent company is the U.S. Dollar, while the functional currency of our Israeli subsidiary is the New Israeli Shekel (NIS). Because our reporting currency is the U.S. Dollar, the financial statements of our Israeli subsidiary are translated into U.S. Dollars for consolidation purposes. This creates exposure to currency exchange fluctuations, particularly when the NIS strengthens against the U.S. Dollar. A significant portion of our consolidated operating expenses, primarily employee salaries and facility leases in Israel, are incurred in NIS. Accordingly, an appreciation of the NIS against the U.S. Dollar increases the U.S. dollar cost of our Israeli operations, which may adversely affect our results of operations and increase our net loss.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

JOBS Act Accounting Election

Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an emerging growth company, or an EGC, can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not EGCs.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. There have been no material changes to our critical accounting policies and estimates of and for the year ended December 31, 2025, included in our 2025 Form 20-F.